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                                                                    EXHIBIT 99.2

                                                           [English Translation]

INFORMATION ON THRUNET ACQUISITION PROCESSES


1. DESCRIPTION : In order to enhance its corporate value, the Company would push ahead with Thrunet Co., Ltd. acquisition to strengthen the foundation to do business and generate profits by establishing a de facto duopoly in the broadband Internet market.


2.   TIMELINE
     A.   Bidding (scheduled on December 13)
     - Authority to determine the bid price and major terms and conditions will be delegated to the Company's Representative Director.
     B.   Signing of the MOU (scheduled on December 21)
     - Processes required for signing of the definitive agreement as well as others will be stipulated.
     C.   Payment of Performance Guarantee (scheduled on December 21)
     -    Performance guarantee : 5% of the bid price
     D. Prior to signing of the definitive agreement in 2005, due diligence would be completed and negotiation on the terms and conditions of the definitive agreement would be finalized.
     E.   Others
     - Documentation and submission of the bid proposal, MOU signing, payment of performance guarantee, negotiation with Thrunet management, and other decisions and execution for equity acquisition of Thrunet leading up to the signing of the definitive contract will be delegated to the Representative Director.
     -    Term loans could be used for the purpose of Thrunet acquisition.


This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.